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                                  EXHIBIT 2.2

FOR IMMEDIATE RELEASE

Contact:      W. Virginia Walker, Chief Financial Officer
              (408) 468-1800

          JTS CORPORATION AND ATARI CORPORATION ANNOUNCE
            STOCKHOLDER APPROVAL AND CLOSING OF MERGER

       JTS Corporation (ASE:JTS) and Atari Corporation (formerly American Stock
Exchange: ATC) announced today that they each received stockholder approval of their proposal to merge the two companies. JTS and Atari have filed Certificates of Merger with authorities in Delaware and Nevada and the merger closed today. JTS Corporation will be the surviving entity in the merger, and the combined organization will be based in San Jose, California. The JTS Common Stock will commence trading on the American Stock Exchange under the symbol "JTS" on July 31, 1996. The Atari Common Stock was delisted from the American Stock Exchange following trading on July 30, 1996.

       Upon closing of the merger, each outstanding share of Atari Common Stock was exchanged for one share of JTS Common Stock. JTS exchanged approximately 63,850,000 shares of its Common Stock for all of the outstanding stock of Atari and JTS has 103,415,517 shares outstanding following the merger. The merger is intended to qualify as a tax-free reorganization for Federal Income Tax purposes.

       "This merger is another step toward our goal of becoming a leading international supplier of hard disk drives in the rapidly growing hard disk drive market," said David T. Mitchell, Chief Executive Officer and President of JTS. JTS designs, develops, manufacturers and markets hard disk drives for use in notebook computers and desktop personal computers. The Company recently introduced its new 3-inch Nordic product for notebook computers.

       "We are pleased to be a part of JTS Corporation, the disk drive market is growing rapidly and we continue to be excited about the prospects of the 3-inch Nordic disk drive," said Jack Tramiel, former Chairman of Atari.

       JTS is headquartered in San Jose, California and has its disk drive manufacturing facility in Madras, India. JTS' Atari Division licenses and markets software in the multi-platform, multimedia market. JTS employs 4300 people worldwide.



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